Exhibit I

CPLP

Financial Results for the nine-month period ended September 30, 2023

Operating and Financial Review and Prospects

You should read the following discussion of our financial condition and results of operations in conjunction with our unaudited interim condensed consolidated financial statements for the nine-month periods ended September 30, 2023, and 2022 and related notes included elsewhere herein. Among other things, the financial statements include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks and uncertainties discussed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2023 (the “Annual Report”). These risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Fleet

The following table summarizes the current employment of our fleet:

Vessel Name	Charter Type (1)	Expiry of Charter (2)	Charterer
CONTAINER CARRIER VESSELS
Manzanillo Express (8)	10-yr TC	Jul-32	Hapag-Lloyd Aktiengesellschaft (“Hapag-Lloyd”)
Itajai Express (8)	10-yr TC	Oct-32	Hapag-Lloyd
Buenaventura Express (8)	10-yr TC	Mar-33	Hapag-Lloyd
Hyundai Prestige	12-yr TC	Dec-24	Hyundai Merchant Marine Co. Ltd. (“HMM”)
Hyundai Premium	12-yr TC	Jan-25	HMM
Hyundai Paramount	12-yr TC	Feb-25	HMM
Hyundai Privilege	12-yr TC	Mar-25	HMM
Hyundai Platinum	12-yr TC	Apr-25	HMM
Akadimos(9)	2-yr TC	Mar-25	CMA CGM S.A. (“CMA CGM”)
Athos	6.8-yr TC	Apr-26	Hapag-Lloyd
Aristomenis	7.5-yr TC	Apr-26	Hapag-Lloyd
Athenian	6.8-yr TC	Apr-26	Hapag-Lloyd
Long Beach Express (3)	4.7-yr TC	Jun-25	Hapag-Lloyd
Seattle Express (3)	4.7-yr TC	Sep-25	Hapag-Lloyd
Fos Express (3)	4.7-yr TC	Sep-25	Hapag-Lloyd
LNG/C VESSELS
Aristos I (4)	5-yr TC	Oct-25	BP Gas Marketing Limited (“BP”)
Aristarchos (5)	10-yr TC	May-31	Cheniere Marketing International LLP (“Cheniere”)
Aristidis I (4)	5-yr TC	Dec-25	BP
Attalos (4)	4.2-yr TC	Oct-25	BP
Adamastos (6)	7.2-yr TC	Sep-28	Engie Energy Marketing Singapore Pte Ltd. (“Engie”)
Asklipios (5)	10-yr TC	Aug-31	Cheniere
Asterix I (7)	7-yr TC	Dec-29	Hartree Partners Power & Gas Company (UK) Limited (“Hartree”)

(1) TC: Time Charter

(2) Earliest possible redelivery date.

(3) In September 2020, each of the vessel-owning companies of the M/V Long Beach Express, the M/V Seattle Express and the M/V Fos Express entered into a time charter agreement with Hapag-Lloyd for a period of 56 to 60 months. The charterer has the option to extend the time charters of the vessels by 24 months (+/- 60 days) plus 12 months (+/- 45 days). The charter of the M/V Long Beach Express commenced in October 2020 and of the M/V Seattle Express and the M/V Fos Express in January 2021.

(4) In 2019, each of the vessel-owning companies of the LNG/C Aristos I, the LNG/C Aristidis I and the LNG/C Attalos, entered into a time charter agreement with BP for a period of 3 years (+/- 30 days). The charterers have three two-year options (+/- 30 days) and one three-year option (+/- 30 days). The charters of the LNG/C Aristos I and the LNG/C Aristidis I commenced in November 2020 and January 2021 respectively. The charter of the LNG/C Attalos commenced in November 2022, previously the vessel was under a 15-month (+/- 30 days) time charter with BP. In February and March 2023, the charterer exercised its option to extend the time charter of the LNG/C Aristos I and LNG/C Aristidis I by two years (+/- 30 days), respectively.

(5) In April 2021, each of the vessel-owning companies of the LNG/C Aristarchos and the LNG/C Asklipios, entered into a time charter agreement with Cheniere until March 15, 2025 (+/- 30 days) and February 5, 2025 (+/- 30 days). Each charter has two one-year options (+/- 30 days). The charters of the LNG/C Aristarchos and the LNG/C Asklipios commenced in June 2021 and September 2021, respectively. In August 2022 both vessels amended their time charter agreement with Cheniere and extended them until June 14, 2031 (+/- 30 days) and September 28, 2031 (+/- 30 days), respectively. After the amendment each charter has two two-year options (+/- 30 days).

(6) In July 2021, the vessel-owning company of the LNG/C Adamastos, entered into a time charter agreement with Engie for a period of 1,890 days (+90/-45 days) or for a period of 2,620 days (+90/-45 days) if the charterer exercises its option on or prior to May 2023. The charter of the LNG/C Adamastos commenced in August 2021. In May 2022, the charterer elected the second period of 2,620 days (+90/-45 days).

(7) In January 2022, the vessel-owning company of the LNG/C Asterix I, entered into a time charter agreement with Hartree for a period of 1,825 days (+/-60 days) or for a period of 2,555 days (+/-60 days) if the charterer exercises its option on or prior to January 2025. The charter has one two-year option (+/- 30 days). In January 2023, the charterer selected the period of 2,555 days (+/-60 days). The charter of the LNG/C Asterix I commenced in February 2023.

(8) In June 2021, the vessel-owning companies of the M/V Manzanillo Express, the M/V Itajai Express and the M/V Buenaventura Express, entered into a time charter agreement with Hapag-Lloyd for a period of 120 months (+/-90 days). The charterers have three two-year options (+/- 45 days). The charters of the M/V Manzanillo Express, the M/V Itajai Express and the M/V Buenaventura Express commenced in October 2022, January 2023, and June 2023, respectively.

(9) In March 2023, the vessel-owning company of the M/V Akadimos entered into a time charter agreement with CMA CGM for a period of two years (+45/-30 days). The charter of the M/V Akadimos commenced in April 2023.

Recent Developments

LNG/C Vessel Acquisitions and Related Commitments

On November 13, 2023, we entered into an umbrella agreement with Capital Maritime and Trading Corp. (“Capital Maritime”) and Capital GP L.L.C. (our “General Partner”) (the “Umbrella Agreement”). Pursuant to the Umbrella Agreement, we agreed, among other things, to purchase 11 newbuild LNG/C vessels from Capital Maritime (the “Newbuild Vessels”) for an aggregate acquisition price of $3,130.0 million (of which $2,023.8 million will be payable to Capital Maritime). The vessels are expected to be delivered to the Partnership from 2023 to 2027. The Partnership also agreed to take certain post-closing actions, including (i) changing the name of the Partnership from “Capital Product Partners L.P.” to “Capital New Energy Carriers L.P.”, (ii) committing to negotiate to agree procedures for the conversion of the Partnership from a Marshall Islands limited partnership to a corporation with customary corporate governance and has announced its intention to explore, following the closing of the Umbrella Agreement, the disposition of the Partnership’s container vessels and to abstain from acquiring additional container vessels. In addition, Capital Maritime agreed to grant to the Partnership, beginning on the closing date of the Umbrella Agreement, rights of first refusal over (i) transfers of LNG/C vessels owned by Capital Maritime to third-parties, opportunities to order newbuild LNG/C vessels of which Capital Maritime becomes aware and employment opportunities for LNG/C vessels of which Capital Maritime becomes aware, in each case, for a period ending on the tenth anniversary of the closing date of the Umbrella Agreement, (ii) transfers to third parties of two certain liquid CO2 carriers and two certain ammonia carriers recently ordered by Capital Maritime (the “New Energy Vessels”) for a period ending on the date on which Capital Maritime and its affiliates no longer beneficially own at least 25% of the issued and outstanding Common Units and (iii) if the Partnership acquires a New Energy Vessel from Capital Maritime, employment opportunities for such New Energy Vessel of which Capital Maritime becomes aware, for a period ending on the date on which Capital Maritime and its affiliates no longer beneficially own at least 25% of the issued and outstanding Common Units.

To finance a portion of the purchase price for the Newbuild Vessels, the Partnership agreed to distribute rights to purchase Common Units (the “Rights”) to holders of Common Units on November 24, 2023 (the “Record Date”). The subscription price per Common Unit will be the greater of (x) $14.25 and (y) 95% of the volume weighted average price of the Common Units trading on the Nasdaq Global Select Market (“Nasdaq”) for the period from the second business day after the public announcement of the transactions contemplated by the Umbrella Agreement through and including the last trading day immediately prior to the Record Date; provided that such price shall not be greater than $14.50 (the “Rights Offering Price”) (such offering, the “Rights Offering”). Pursuant to the Umbrella Agreement, Capital Maritime and the Partnership also agreed to enter into a Standby Purchase Agreement, pursuant to which Capital

Maritime has agreed to purchase from the Partnership, at the Rights Offering Price, the number of Common Units offered pursuant to the Rights Offering that are not issued pursuant to existing unitholders’ exercise of their Rights. Capital Maritime also agreed to issue to the Partnership an unsecured seller’s credit in an amount up to $220.0 million to finance a portion of the purchase price for the Vessels (the “Seller’s Credit Agreement”).

The Partnership’s, Capital Maritime’s and the General Partner’s obligations under the Umbrella Agreement are subject to customary closing conditions. The closing of the Umbrella Agreement is expected to occur on or about December 15,2023.

Vessel acquisitions

On January 10, 2023, we acquired from Capital Maritime the shares of the company owning the M/V Itajai Express for a total consideration of $122.5 million, which was funded through a cash deposit of $6.0 million advanced in June 2022, $8.5 million of cash at hand and $108 million of debt through a new sale and lease back agreement we entered into on December 23, 2022 with a duration of eight years (the “2022 Jolco”).

On February 17, 2023, we acquired from Capital Maritime the shares of the company owning the LNG/C Asterix I, for a total consideration of $230.0 million, which was funded through a cash deposit of $12.0 million advanced in June 2022, $34.0 million of cash at hand and $184.0 million of debt through a new sale and lease back agreement we entered into on February 7, 2023 with a duration of 10 years (the “2023 CMBFL - LNG/C”).

On June 20, 2023, we acquired from Capital Maritime the shares of the company owning the M/V Buenaventura Express for a total consideration of $122.5 million, which was funded through a cash deposit of $6.0 million advanced in June 2022, $16.5 million of cash at hand and $100.0 million of debt through a new credit facility we entered into on June 13, 2023 with a duration of eight years (the “2023 Credit Facility”).

Vessel disposal

On June 27, 2023, we agreed to sell the dry cargo vessel M/V Cape Agamemnon (179,221 DWT, built 2010, Sungdong Shipbuilding & Marine Engineering Co., Ltd, South Korea) to an unaffiliated party for a total consideration of $22.0 million. On that date the vessel was classified as held for sale and we recorded a non-cash impairment charge of $8.0 million. The vessel was delivered to the new owners on November 7, 2023.

Debt repayment

On March 14, 2023, the Partnership fully repaid the debt facility that we entered into with CMB Financial Leasing Co., Ltd in January 2021 amounting to $23.4 million with original maturity in February 2026 (“2021 CMBFL – Panamax”) with the purpose of partially financing the acquisition of three 5,089 TEU sister container vessels, namely the M/V Long Beach Express, the M/V Seattle Express and the M/V Fos Express.

Quarterly Common Unit Cash Distribution

On January 26, 2023, the Board declared a cash distribution of $0.15 per common unit for the fourth quarter of 2022 which was paid on February 10, 2023, to common unit holders of record on February 7, 2023.

On April 25, 2023, the Board declared a cash distribution of $0.15 per common unit for the first quarter of 2023 which was paid on May 12, 2023, to common unit holders of record on May 8, 2023.

On July 20, 2023, the Board declared a cash distribution of $0.15 per common unit for the second quarter of 2023 which was paid on August 8, 2023, to common unit holders of record on August 2, 2023.

On October 23, 2023, the Board declared a cash distribution of $0.15 per common unit for the third quarter of 2023 which was paid on November 13, 2023, to common unit holders of record on November 6, 2023.

As previously announced, we intend to review our distributions from time to time in the light of a range of factors, including, among other things, our access to the capital markets, the refinancing of our external debt, the level of our capital expenditures and our ability to pursue accretive transactions. For further information on the risks that may affect our distributions, see “Item 3. Key Information—D. Risk Factors”, including in particular the risk factor entitled “We cannot assure you that we will pay any distributions on our units” in our Annual Report.

Fleet Employment

Currently we own a fleet of 22 high specification vessels consisting of 12 Neo-Panamax container carrier vessels, three Panamax container carrier vessels and seven X-DF Liquefied natural gas carrier (“LNG/C”) vessels all employed under time charter agreements.

As of September 30, 2023, our charter coverage for the rest of 2023 and 2024 was 96% for both periods.

Factors Affecting Our Future Results of Operations

Please refer to our Annual Report, regarding the factors affecting our future results of operations.

Financial Results:

	For the nine-month periods ended September 30,
	2023	2022
Revenues	$265,077	$219,174
Expenses / (income), net:
Voyage expenses	11,906	12,417
Vessel operating expenses	57,073	43,334
Vessel operating expenses - related parties	8,063	6,825
General and administrative expenses (including $1,932 and $1,599 to related parties, for the nine-month periods ended September 30, 2023, and 2022, respectively)	7,710	6,665
Vessel depreciation and amortization	61,992	52,278
Gain on sale of vessels	—	(47,275)
Impairment of vessel	7,956	—

Operating income, net	110,377	144,930

Other income / (expense), net:
Interest expense and finance cost	(76,952)	(36,997)
Other income / (expense), net	1,053	(3,638)

Total other expense, net	(75,899)	(40,635)

Partnership’s net income	34,478	104,295
Other comprehensive income / (loss):
Unrealized gain / (loss) on derivative instruments	2,061	(4,707)

Partnership’s comprehensive income	$36,539	$99,588

Results of Operations

Nine-Month Period Ended September 30, 2023, Compared to the Nine-Month Period Ended September 30, 2022

Our results of operations for the nine-month periods ended September 30, 2023 and 2022 differ primarily due to:

•

the increase in the Partnership’s average indebtedness and the increase in the weighted average interest rate during the nine-month period ended September 30, 2023, compared to the corresponding period in 2022;

•

the increase in the average number of the vessels in our fleet following the acquisition of the M/V Manzanillo Express in the fourth quarter of 2022, the M/V Itajai Express and the LNG/C Asterix I in the first quarter of 2023 and the M/V Buenaventura Express in the second quarter of 2023, partly offset by the sale of the M/V Agamemnon and the M/V Archimidis in July 2022;

•	the increase in the average daily charter rate earned by the vessels in our fleet;

•	the increase in vessel operating expenses due to the net increase in the average number of vessels in our fleet and costs incurred during scheduled maintenance underwent by certain of our vessels; and

•	the impairment charge of $8.0 million we recognized on the date we agreed to sell the M/V Cape Agamemnon.

Total Revenues

Total revenues, consisting of time and voyage charter revenues, amounted to $265.1 million for the nine-month period ended September 30, 2023, compared to $219.2 million for the nine-month period ended September 30, 2022. The increase of $45.9 million was primarily a result of the increase in the average number of vessels in our fleet by 1.7 vessels and the higher average daily charter rates earned by the vessels in our fleet during the nine-month period ended September 30, 2023, compared to the same period in 2022.

Time and voyage charter revenues are mainly comprised of the charter hires received from unaffiliated third-party charterers and are affected by the number of days our vessels operate, the average number of vessels in our fleet and the charter rates.

For the nine-month period ended September 30, 2023, Hapag-Lloyd, BP, Cheniere and HMM accounted for 23%, 21%, 16% and 15% of our total revenues, respectively.

Voyage Expenses

Total voyage expenses amounted to $11.9 million for the nine-month period ended September 30, 2023, compared to $12.4 million for the nine-month period ended September 30, 2022.

Voyage expenses primarily consist of bunkers, port expenses and commissions. Voyage expenses incurred during time charters are paid by the charterer, except for commissions, which are paid for by us. Voyage expenses incurred during voyage charters and off-hire period are paid by us.

Vessel Operating Expenses

For the nine-month period ended September 30, 2023, our total vessel operating expenses amounted to $65.1 million, compared to $50.2 million for the nine-month period ended September 30, 2022. The $14.9 million increase in total vessel operating expenses primarily reflects the net increase in the number of vessels in our fleet and costs incurred during scheduled maintenance underwent by certain of our vessels.

Total vessel operating expenses for the nine-month period ended September 30, 2023, include expenses of $8.1 million incurred under management agreements with Capital-Executive Ship Management Corp. (“Capital-Executive”) and Capital Gas Ship Management Corp. (“Capital Gas”), compared to $6.8 million during the nine-month period ended September 30, 2022. See also Note 4 (Transactions with related parties) in the unaudited condensed consolidated financial statements for the nine-month period ended September 30, 2023.

General and Administrative Expenses

General and administrative expenses amounted to $7.7 million for the nine-month period ended September 30, 2023, compared to $6.7 million for the nine-month period ended September 30, 2022. The $1.0 million increase in general and administrative expenses was mainly attributable to the increase in the amortization associated with our equity incentive plan.

General and administrative expenses include Board fees and expenses, audit and certain legal fees and other fees related to the requirements of being a publicly traded partnership and the amortization associated with our equity incentive plan.

Impairment of Vessel

On June 27, 2023, we agreed to sell the dry cargo vessel M/V Cape Agamemnon (179,221 DWT, built 2010, Sungdong Shipbuilding & Marine Engineering Co., Ltd, South Korea) to an unaffiliated party. The vessel was classified as held for sale and we recorded a non-cash impairment charge of $8.0 million. The vessel was delivered to the new owners on November 7, 2023.

Vessel Depreciation and Amortization

Vessel depreciation and amortization increased to $62.0 million for the nine-month period ended September 30, 2023, compared to $52.3 million for the nine-month period ended September 30, 2022. The increase in vessel depreciation and amortization primarily reflects the increase in the average number of vessels in our fleet.

Total Other Expense, Net

Total other expense, net for the nine-month period ended September 30, 2023, amounted to $75.9 million, compared to $40.6 million for the nine-month period ended September 30, 2022. Total other expense, net includes interest expense and finance cost of $77.0 million for the nine-month period ended September 30, 2023, compared to $37.0 million for the nine-month period ended September 30, 2022. The increase of $40.0 million in interest expense and finance cost was mainly due to the increase in the Partnership’s average indebtedness and the increase in the weighted average interest rate for the nine-month period ended September 30, 2023, to 6.3% compared to 3.7% for the nine-month period ended September 30, 2022. See also Note 7 (Long-term debt, net) to our unaudited condensed consolidated financial statements.

Interest expense and finance cost include interest expense, amortization of financing charges, commitment fees and bank charges.

Partnership’s Net Income

The Partnership’s net income for the nine-month period ended September 30, 2023, amounted to $34.5 million compared to $104.3 million for the corresponding period in 2022.

Liquidity and Capital Resources

As of September 30, 2023, total cash and cash equivalents amounted to $108.5 million. Total cash includes restricted cash of $11.7 million in total representing the minimum liquidity requirement under our credit facilities, sale and lease back agreements and unsecured bonds (the “financing arrangements”).

Generally, our primary sources of funds have been cash from operations, bank borrowings, sale and lease back arrangements and, depending on our access to the capital markets, equity and debt securities offerings.

Cash from operations depends on our chartering activity. Depending on the prevailing market rates when our charters expire, we may not be able to re-charter our vessels at levels similar to their current charters, which may affect our future cash flows from operations. None of our charters is expected to expire in the coming 12 months. Cash flows from operations may be further affected by other factors described in our Annual Report in “Item 3. Key Information - D. Risk Factors”.

Because we distribute all of our available cash (a contractually defined term, generally referring to cash on hand at the end of each quarter after provision for reserves), we generally rely upon external financing sources, including bank borrowings and equity and debt securities offerings, to fund replacement, expansion and investment capital expenditures, and to refinance or repay outstanding indebtedness.

In particular, since 2011, our board of directors has elected not to provision cash reserves for estimated replacement capital expenditures. Accordingly, our ability to maintain and grow our asset base, including through further dropdown opportunities from Capital Maritime and its affiliates or acquisitions from third parties, and to pay or increase our distributions as well as to maintain a strong balance sheet depends on, among other things, our ability to obtain required financing, access financial markets and refinance part or all of our existing indebtedness on commercially acceptable terms.

In April 2016, in the face of severely depressed trading prices for master limited partnerships, including us, a significant deterioration in our cost of capital and potential loss of revenue, our board of directors took the decision to protect our liquidity position by creating a capital reserve. We used cash accumulated as a result of quarterly allocations to our capital reserve to partially prepay our indebtedness as part of our refinancing in October 2017. We expect to continue to reserve cash in amounts necessary to service our debt in the future, including to make quarterly amortization payments. Please see “Item 8A: How We Make Cash Distributions” in our Annual Report for further information on our cash distribution policy.

Subject to our ability to obtain required financing and access financial markets, we expect to continue to evaluate opportunities to acquire vessels and businesses. See “Recent Developments - LNG/C Vessel Acquisitions and Related Commitments” above for information regarding our expected financing of the acquisition of 11 newbuild LNG/Cs. We do not anticipate any of our vessels to undergo special survey in the next twelve months.

As of September 30, 2023, total partners’ capital amounted to $664.5 million, an increase of $26.1 million compared to $638.4 million as of December 31, 2022. The increase reflects net income for the nine months ended September 30, 2023, other comprehensive income of $2.1 million relating to the net effect of the cross-currency swap agreement we designated as an accounting hedge and the amortization associated with our equity incentive plan of $2.8 million, partly offset by distributions declared and paid during the period in a total amount of $9.2 million and the cost of repurchasing our common units under our unit repurchase program for an aggregate amount of $4.1 million.

Subject to shipping, charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Cash Flows

The following table summarizes our cash and cash equivalents and restricted cash provided by / (used in) operating, investing and financing activities for the periods, presented in millions:

	For the nine-month periods ended September 30,
	2023	2022
Net Cash Provided by Operating Activities	$130.8	$137.5
Net Cash (Used in) / Provided by Investing Activities	(464.6)	94.6
Net Cash Provided by / (Used in) Financing Activities	$287.5	$(116.0)

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $130.8 million for the nine-month period ended September 30, 2023, compared to $137.5 million for the nine-month period ended September 30, 2022. The decrease of $6.7 million was mainly attributable to the increase in interest expense and finance costs and in prepayments and other assets partly offset by an increase in accounts payables and accrued liabilities and the decrease in the amounts we advanced to our managers for expenses paid on our behalf.

Net Cash (Used in) / Provided by Investing Activities

Net cash (used in) / provided by investing activities refers primarily to cash used for vessel acquisitions and improvements, including installation of scrubbers and provided by the sale of vessels. Net cash used in investing activities during the nine-month period ended September 30, 2023, amounted to $464.6 million compared to net cash provided by investing activities of $94.6 million during the corresponding period in 2022.

During the nine-month period ended September 30, 2023, we paid $116.5 to acquire the shares of the company owning the M/V Itajai Express, paid $218.0 million to acquire the shares of the company owning the LNG/C Asterix I, paid $116.5 to acquire the shares of the company owning the M/V Buenaventura Express, paid $15.8 million for vessel improvements and received an advance payment of $2.2 million in connection with the sale of the M/V Cape Agamemnon.

During the nine-month period ended September 30, 2022, we paid $30.0 million in advance for the acquisition of the shares of the companies owning the M/V Manzanillo Express, the M/V Itajai Express, the LNG/C Asterix I and the M/V Buenaventura Express, paid $2.5 million for vessel improvements and received proceeds from the sale of the M/V Agamemnon and the M/V Archimidis net of selling expenses of $127.2 million.

Net Cash Provided by / (Used in) Financing Activities

Net cash provided by financing activities for the nine-month period ended September 30, 2023, was $287.5 million representing mainly cash proceeds of $392.0 million from the issuance of three new financing arrangements that we entered into in order to partly finance the acquisition of the shares of the companies owning the M/V Itajai Express, the LNG/C Asterix I and the M/V Buenaventura Express, partly offset by $3.8 million paid for the issuance of the three financing arrangements, the $23.4 million we paid to fully repay the 2021 CMBFL – Panamax sale and lease back agreements, $64.0 million of scheduled principal payments, $4.1 million paid to acquire CPLP units under our repurchase program and $9.2 million of dividends paid to our unit holders.

Net cash used in financing activities for the nine-month period ended September 30, 2022, was $116.0 million representing mainly scheduled principal payments of $67.6 million, debt repayments in connection with the sale of the M/V Archimidis and the M/V Agamemnon of $28.0 million, the repayment in full of our 2017 and 2020 credit facilities for a total amount of $95.7 million, the repayment of $10.0 million seller’s credit, $2.5 million paid for debt issuance costs, $4.4 million paid to acquire CPLP units under our repurchase program and $9.1 million of dividends paid to our unit holders, partly offset by cash proceeds of €100.0 million ($101.3 million) from the issuance of Bonds in July 2022.

Borrowings (Financing Arrangements)

Our long-term borrowings are reflected in our balance sheet as “Long-term debt, net” and in current liabilities as “Current portion of long-term debt, net”.

As of September 30, 2023, and December 31, 2022, total borrowings of $1,602.4 million and $1,299.2 million were outstanding under our financing arrangements respectively.

The 2022 Jolco

On December 23, 2022, we entered into the 2022 Jolco, consisting of up to $108.0 million of available funds, for the purpose of partially financing the acquisition of the shares of the company owning the M/V Itajai Express. The full amount of the sale and lease back agreement was drawn on January 6, 2023, and has duration of eight years.

The 2023 CMBFL - LNG/C

On February 7, 2023, we entered into the 2023 CMBFL - LNG/C, consisting of up to $184.0 million of available funds, for the purpose of partially financing the acquisition of the shares of the company owning the LNG/C Asterix I. The full amount of the sale and lease back agreement was drawn on February 17, 2023, and has duration of 10 years.

The 2023 Credit Facility

On June 13, 2023, we entered into the 2023 Credit Facility, consisting of up to $100.0 million of available funds, for the purpose of partially financing the acquisition of the shares of the company owning the M/V Buenaventura Express. The full amount of the facility was drawn on June 15, 2023, and has a duration of eight years.

Repayment of the 2021 CMBFL - Panamax

On March 14, 2023, we fully repaid the 2021 CMBFL - Panamax sale and lease back agreements, with original maturity in February 2026, amounting to $23.4 million.

See “Recent Developments - LNG/C Vessel Acquisitions and Related Commitments” above for information regarding our expected financing of the acquisition of 11 newbuild LNG/Cs.

For information relating to our credit facilities, sale and lease back agreements and unsecured bonds, please refer to Note 7 of our audited Consolidated Financial Statements included in our Annual Report and Note 7 to our unaudited interim condensed consolidated financial statements included elsewhere herein and the description above in “Liquidity and Capital Resources”.

As of September 30, 2023, and December 31, 2022, we were in compliance with all financial debt covenants. Our ability to comply with the covenants and restrictions contained in our financing arrangements and any other debt instruments we may issue or enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions, such as interest rate developments, changes in the funding costs offered by our banks and changes in asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests included in our financing arrangements, we are unlikely to be able to make any distributions to our unit holders, a significant portion of our obligations may become immediately due and payable and our lenders’ commitment to make further loans to us, if any, may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our financing arrangements are secured by certain of our vessels, and if we are unable to repay debt under our financing arrangements, the lenders could seek to foreclose on those assets. More specifically, 13 vessels with an aggregate net book value of $2.0 billion as of September 30, 2023, have been provided as collateral under the terms of the Partnership’s credit facilities or the title of ownership is held by the relevant lender under our sale and lease back agreements. This excludes 10 unencumbered vessels of an aggregate net book value of $0.3 billion as of September 30, 2023.

Any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios, see “Item 5.B. Liquidity and Capital Resources - Borrowings (Financing Arrangements)” in our Annual Report. If the estimated asset values of vessels in our fleet decrease, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our financing arrangements. A decline in the market value of our vessels could also affect our ability to refinance our financing arrangements and/or limit our ability to obtain additional financing. As of September 30, 2023, a decrease of 10% in the aggregate fair market values of our vessels would not cause any violation of the total indebtedness to aggregate market value covenant contained in our financing arrangements.

Off-Balance Sheet Arrangements

As of September 30, 2023, we have not entered into any off-balance sheet arrangements.

Critical Accounting Estimates

A discussion of our critical accounting estimates can be found in our Annual Report.

Changes in Accounting Policies

See Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere herein.